UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-34225

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: June 14, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

Vimicro Announces First-Quarter 2012 Results

BEIJING, China – June 13, 2012 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading PC-camera processor and IP-based surveillance solution provider, today announced the results for the first quarter ended March 31, 2012.

First-Quarter 2012 Results

Net revenue in the first quarter of 2012 was $11.6 million, as compared to net revenue from continuing operations of $12.1 million in the first quarter and $16.4 million in the fourth quarter, both of 2011. (Results for 2011 have been adjusted for continuing operations to reflect the divestiture of the mobile-phone multimedia processor business, which was completed in the fourth quarter of 2011.) The 4.1% year-over-year revenue decrease was due to lower revenues in the PC/notebook business due to product mix, slightly offset by modestly higher revenues in the surveillance business year over year.

Gross profit in the first quarter was $3.5 million, as compared with $4.1 million in the year-ago quarter. The gross margin in the first quarter was 30.6%, compared with 33.6% in the year-ago quarter, owing to price declines in both segments.

Operating expenses in the first quarter of 2012 were $9.0 million, as compared to $10.7 million in the year-ago quarter. Operating expenses decreased year-over-year due to the success of the Company’s cost-reduction program. The non-GAAP net loss attributable to Vimicro International Corporation, was $3.5 million, or approximately $0.10 per ADS, as compared to a loss attributable to Vimicro of $2.4 million, or $0.07 per ADS from continuing operations in the year-ago quarter.

As of March 31, 2012, the Company had cash and cash equivalents of approximately $24.8 million, held-to-maturity securities of $13.3 million, and restricted cash of $8.6 million, totaling $46.7million. Total current assets were approximately $95.6 million, and Vimicro had working capital of approximately $65.8 million and $1.1 million of notes payable and $4.8 million of long-term bank loans on its balance sheet, as of March 31, 2012.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “In the first quarter, we began to see the early results of the business adjustments we have made over the past two years and the cost reductions we have put in place. Our PC/camera business has stabilized, and we are encouraged by growth in our surveillance business alongside the China Ministry of Public Security’s endorsement of the SVAC standard. We believe China’s “Safe City Projects” will adopt the SVAC standard with the Fuzhou Municipal Government being the first one.”

Summary of Full-Year and Fourth-Quarter 2011 Results

Total net revenue in the fourth quarter of 2011, including continuing and discontinued operations, was $22.0 million, which was in the guidance range of $22 to $25 million provided in the third-quarter earnings release.

Results for 2010 and 2011 have been adjusted for continuing operations to reflect the divestiture of the mobile-phone multimedia processor business, which was completed in the fourth quarter. Revenues for full-year 2011 from continuing operations were $63.7 million, as compared to $76.5 million in 2010. Although our surveillance business grew more than 100% in 2011 with revenue increased from $7.8 million to $16.8 million, due to weak economic environment worldwide and the corresponding decreases in our PC camera business, our revenue for 2011 declined by 16.7%.

The loss attributable to Vimicro from continuing operations in 2011 was $15.6 million or $0.43 per ADS, of which $6.6 million was related with asset impairment charges or approximately $0.18 per ADS.

Business Outlook

For the second quarter of 2012, Vimicro expects revenues to increase approximately 40% from the first quarter of 2012. As a result of the Company’s continued cost reduction efforts, Vimicro expects a non-GAAP net loss attributable to Vimicro Corporation to be around $1.5 million for the second quarter of 2012.

First-Quarter Earnings Release and Conference Call Information

The Company plans to release its first-quarter 2012 results on Wednesday, June 13 before market opens. The Company will also hold a conference call at 8:00 a.m. EDT on Wednesday, June 13, 2012, to discuss results for its first quarter ended March 31, 2012.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time: (800) 573-4752 or (617) 224-4324. The conference call ID number is 93752723.

If you are unable to participate in the call at this time, a replay will be available starting on Wednesday, June 13, 2012 at 10:00 a.m. Eastern Daylight Time, through 11:59 p.m. Eastern Daylight Time Wednesday, June 20, 2012. To access the replay, dial (888) 286-8010 or (617) 801-6888. The conference call ID number is 23604276.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on http://www.media-server.com/m/p/r4rx5636. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/Notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP (loss)/income from operations, non-GAAP net (loss)/income attributed to Vimicro International Corporation and non-GAAP diluted net (loss)/income per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses, inventory reserves related to divested assets and discontinued operations. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China which was RMB 6.3009 to $1.00 on December 31, 2011, and RMB 6.2943 to $1.00 on March 31, 2012.

Financial tables follow –

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars,

except number of share data)

	3/31/2012 (unaudited)	12/31/2011 (audited)	12/31/2010 (audited)
Assets

Current assets:
Cash and cash equivalents	24,800	49,227	69,491
Short-term time deposits	—	—	12,380
Held-to-maturity securities	13,345	—	—
Restricted cash	8,598	3,520	4,958
Marketable equity securities	—	—	1,436
Accounts and notes receivable, net of provision for doubtful accounts of $418,$1,822 and $2,069 as of December 31, 2010, December 31, 2011 and March 31, 2012, respectively	17,138	17,895	18,647
Amounts due from related party	5,799	4,831	10,465
Inventories	20,748	18,734	13,751
Prepayments and other current assets, net of provision for doubtful accounts of $18, $162 and $181 as of December 31, 2010, December 31, 2011 and March 31, 2012, respectively	4,861	4,057	4,191
Deferred tax assets	356	356	2
Total current assets	95,645	98,620	135,321
Investment in an unconsolidated affiliate	1,515	1,520	87
Property, equipment and software, net	14,163	14,266	9,600
Land use rights	21,434	21,488	20,703
Intangible assets, net	—	—	2,929
Goodwill	—	—	2,082
Deferred tax assets-non current	112	112	—
Other assets	1,292	1,291	1,203
Total assets	134,161	137,297	171,925

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable	8,606	9,280	7,378
Notes payable	1,064	1,013	30
Amounts due to related party	964	963	4,848
Taxes payable	1,370	1,209	1,001
Advances from customers	2,359	1,916	291
Accrued expenses and other current liabilities	7,206	8,333	7,613
Deferred government grant	8,254	5,910	4,550
Total current liabilities	29,823	28,624	25,711
Non-Current liabilities:
Deferred tax liabilities	33	33	40
Product warranty	328	300	142
Long-term bank loan	4,763	—	—
Total liabilities	34,947	28,957	25,893

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 147,135,996, 139,953,296 and 127,743,748 shares issued and outstanding as of December 31, 2010, December 31, 2011 and March 31, 2012, respectively	15	15	15
Additional paid-in capital	159,059	158,879	156,415
Treasury stock	(10,309)	(6,490)	(3,836)
Accumulated other comprehensive income	12,865	12,850	12,383
Accumulated deficit	(86,306)	(82,630)	(54,430)
Statutory reserve	2,782	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	78,106	85,406	113,329

Non-controlling interest	21,108	22,934	32,703
Total shareholders’ equity	99,214	108,340	146,032

Total liabilities and shareholders’ equity	134,161	137,297	171,925

Vimicro International Corporation

Consolidated Statement Of

Operations And Comprehensive Loss

(Amounts expressed in thousands of

U.S. dollars, except number of

shares and per share data)

	2012 Q1 (unaudited)	2011 Q4 (unaudited)	2011 Q3 (unaudited)	2011 Q1 (unaudited)	2010 Q4 (unaudited)	FY2011 (audited)	FY2010 (audited)

Net revenue	11,570	16,427	20,917	12,112	21,325	63,656	76,459

Cost of revenue	(8,027)	(10,784)	(14,665)	(8,046)	(15,357)	(42,932)	(51,117)

Gross profit	3,543	5,643	6,252	4,066	5,968	20,724	25,342

Operating expenses:
Research and development, net	(3,482)	(5,097)	(5,722)	(4,831)	(5,051)	(21,326)	(19,641)
Selling and marketing	(2,476)	(2,894)	(3,445)	(2,816)	(1,993)	(12,836)	(6,221)
General and administrative	(3,041)	(3,727)	(3,009)	(3,046)	(3,130)	(12,735)	(9,491)
Assets impairment	—	(6,599)	—	—	—	(6,599)	—
Total operating expenses	(8,999)	(18,317)	(12,176)	(10,693)	(10,174)	(53,496)	(35,353)
Loss from operations	(5,456)	(12,674)	(5,924)	(6,627)	(4,206)	(32,772)	(10,011)

Other income:
Interest income	90	111	210	187	220	673	1,071
Foreign exchange gain, net	36	340	617	274	259	1,678	634
Gain on disposal of marketable equity securities	—	—	—	885	367	1,517	367
Others, net	1	473	9	4	94	501	466

Loss before income taxes and share of profit of an unconsolidated affiliate	(5,329)	(11,750)	(5,088)	(5,277)	(3,266)	(28,403)	(7,473)

Income taxes benefit (expense) / benefit	(194)	877	37	—	849	861	(750)

Net loss before share of profit of an unconsolidated affiliate	(5,523)	(10,873)	(5,051)	(5,277)	(2,417)	(27,542)	(8,223)

Net loss from continuing operations	(5,523)	(10,873)	(5,051)	(5,277)	(2,417)	(27,542)	(8,223)

Loss from discontinued operations, net of income tax	—	(5,430)	(2,311)	(2,605)	(5,876)	(12,576)	(16,884)

Net loss	(5,523)	(16,303)	(7,362)	(7,882)	(8,293)	(40,118)	(25,107)

Loss attributable to non-controlling interest	(1,847)	(5,629)	(2,096)	(1,925)	(2,110)	(11,918)	(6,463)

Loss attributed to Vimicro International Corporation	(3,676)	(10,674)	(5,266)	(5,957)	(6,183)	(28,200)	(18,644)

Other comprehensive income:
Foreign currency translation adjustment	36	920	1,176	346	942	3,309	2,535
Unrealized (loss)/gain on marketable equity securities	—	(401)	—	(417)	257	(1,368)	913

Comprehensive loss	(5,487)	(15,784)	(6,186)	(7,953)	(7,094)	(38,177)	(21,659)
Comprehensive loss attributable to non-controlling interest	(1,826)	(5,406)	(1,571)	(1,601)	(1,720)	(10,444)	(5,431)
Comprehensive loss attributable to Vimicro International Corporation	(3,661)	(10,378)	(4,615)	(6,352)	(5,374)	(27,733)	(16,228)

Loss per share - basic and diluted
continuing operations	(0.03)	(0.04)	(0.02)	(0.02)	(0.00)	(0.10)	(0.02)
discontinued operations	0.00	(0.04)	(0.02)	(0.02)	(0.04)	(0.09)	(0.11)
Loss per share - basic and diluted	(0.03)	(0.08)	(0.04)	(0.04)	(0.04)	(0.19)	(0.13)

Loss per ADS Basic and Diluted
continuing operations	(0.11)	(0.15)	(0.08)	(0.09)	(0.01)	(0.43)	(0.04)
discontinued operations	0.00	(0.16)	(0.06)	(0.07)	(0.16)	(0.35)	(0.46)
Loss per ADS - basic and diluted	(0.11)	(0.31)	(0.14)	(0.16)	(0.17)	(0.78)	(0.50)

Weighted average number of ordinary shares outstanding
Basic and Diluted	134,898,768	140,005,158	146,852,718	146,812,413	147,977,60-	145,123,889	147,815,985

Weighted average number of ADS outstanding
Basic and Diluted	33,724,692	35,001,289	36,713,179	36,703,103	36,994,400	36,280,972	36,953,996

Components of share-based compensation expenses are included in the following expense captions:
R&D	(83)	(93)	(165)	(327)	(461)	(782)	(1,918)
S&M	(20)	(14)	(15)	(24)	(39)	(80)	(190)
G&A	(77)	(76)	(450)	(559)	(384)	(1,559)	(1,955)
Total	(180)	(183)	(630)	(910)	(884)	(2,421)	(4,063)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	March 31,			December 31,			September 30,			March 31,
	2012			2011			2011			2011
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Loss from operations	(5,456)	180	(5,276)	(12,674)	183	(12,491)	(5,924)	630	(5,294)	(6,627)	910	(5,717)

Loss attributed to Vimicro International Corporation	(3,676)	180	(3,496)	(10,674)	183	(10,491)	(5,266)	630	(4,636)	(5,957)	910	(5,047)

Loss from continuing operations per ADS(**)	(0.11)	0.01	(0.10)	(0.15)	0.01	(0.14)	(0.08)	0.02	(0.06)	(0.09)	0.02	(0.07)

	Three months ended			Twelve months ended			Twelve months ended
	December 31,			December 31,			December 31,
	2010			2011			2010
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Loss from operations	(4,206)	884	(3,322)	(32,772)	2,421	(30,351)	(10,011)	4,063	(5,948)

Loss attributed to Vimicro International Corporation	(6,183)	884	(5,299)	(28,200)	2,421	(25,779)	(18,644)	4,063	(14,581)

Loss from continuing operations per ADS(**)	(0.01)	0.02	0.01	(0.43)	0.07	(0.36)	(0.04)	0.11	0.07

(*)	The adjustment is to exclude non-cash share-based compensation for employees and non-employees.
(**)	Loss per ADS refers to continuing operations